Ark therapeutics

Ark Therapeutics Group plc
79 New Cavendish Street
London W1W 6XB

Phone: +44 (0) 20 7388 7722
Fax: +44 (0) 20 7388 7805
www.arktherapeutics.com

RECEIVED
2006 FEB -6 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 January 2006



BY COURIER
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

PROCESSED
FEB 08 2006
THOMSON
FINANCIAL

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

Registered Office:
79 New Cavendish Street
London W1W 6XB, UK

ARK THERAPEUTICS GROUP PLC

FILE NO: 82-34804

1.	**DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE DECEMBER 7, 2005**
1.1	Form 88(2) - Return of Allotment of Shares dated January 3, 2006
1.2	Form 88(2) - Return of Allotment of Shares dated January 5, 2006
2.	**DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE DECEMBER 7, 2005**
2.1	**Miscellaneous Notifications filed with The London Stock Exchange**
2.1.1	Announcement dated January 12, 2006 regarding US Patent for Kerraboot®
2.1.2	Announcement dated January 16, 2006 regarding Research Update
2.1.3	Announcement dated January 19, 2006 regarding Notice of Results
3.	**PRESS RELEASES SINCE DECEMBER 7, 2005**
3.1	Press release dated January 12, 2006 regarding US Patent for Kerraboot® (see 2.1.3 above)
3.2	Press release dated January 16, 2006 regarding Research Update (see 2.1.3 above)

82-34804


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21 12 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	25000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	60p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 25,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N. Plummer Date 03/01/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
D

~~Tel: 0207 388 7722~~


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	4313987
Company name in full	ARK THERAPEUTICS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	6250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED LDCLT ACC Address PARTICIPANT: 601, MEMBER: LDCLT CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 6250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed N J C Plummer Date 05/01/2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

Tel: 0207 388 7722



Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	US Patent for Kerraboot
Released	07:00 12-Jan-06
Number	8053W

Ark Receives US Patent for Kerraboot®

12 January 2006, London UK: Ark Therapeutics Group plc today announces the grant of its patent in the US, Patent Number 6982358, for Kerraboot®, a novel woundcare device for the management of leg and foot ulcers. Kerraboot® has already been listed for marketing by the Food and Drug Administration in the US.

Kerraboot® is currently marketed by Ark in the UK with increasing clinical success reported amongst nursing and hospital communities. Late last year Ark launched a new and more versatile extra-absorbent version of the device to extend both the range of ulcers that can be treated and the length of treatment for more exudative wounds. Launched in response to market demand, the new version has had a very favourable reception from nurses and other healthcare providers. The Company also intends to release an opaque version in early 2006 for those patients who do not want their wounds to be visible. The Company has signed distribution agreements for Israel, Ireland and South Korea, and further such agreements and the commencement of international sales are expected during 2006.

Lower leg and foot ulceration affects around 1% of the adult population in the developed world[1] and is particularly prevalent amongst the diabetic population, in which the ulcers can develop rapidly, are particularly difficult to heal and can sometimes lead to amputation.

Kerraboot® provides a new approach to the management of these ulcers, in the form of a novel, non-pressurised, boot-like dressing device, which is simple, quick and less painful to change. Kerraboot® facilitates the draining and isolation of exudates such as matrix metalloproteases, which inhibit angiogenesis, from the ulcer. This allows natural growth factors such as Vascular Endothelial Growth Factors (VEGF) to stimulate healing. In clinical studies of ulcers managed with Kerraboot®, reductions in ulcer sizes of up to 60% have been observed over the four-week study period, with both healthcare professionals and patients expressing a strong preference for Kerraboot® over current standard treatments. UK based studies have also shown that management of ulcers with Kerraboot®, which does not involve any additional dressings, can be extremely cost effective.

Nigel Parker, Chief Executive of Ark, commented: *"The US patent has been a while coming and its grant will now enable us to progress our commercialisation strategy for Kerraboot® in the US market. We are increasingly encouraged by the number of independent case reports being published demonstrating the effectiveness of Kerraboot® and by the response to the new version. We are also now seeing Kerraboot® being taken up by increasing numbers of primary care trust formularies in the UK. We believe that there is a significant opportunity for Kerraboot® in the US market and we look forward to updating shareholders regarding our UK and international progress in the coming months."*

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive

Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Davina Langdale

Notes to Editors

Sources:
1 Briggs M, Nelson EA: Topical agents or dressings for pain in venous leg ulcers; The Cochrane Library, Issue 1, 2002

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

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Regulatory Announcement

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Research Update
Released	07:00 16-Jan-06
Number	9512W

Ark Therapeutics Group plc

Full Analysis of Vitor™ Study Confirms Therapeutic Effect in Cancer Cachexia

Vitor™ significantly slows progression of cachexia in two cancer types and statistical significance achieved in two secondary endpoints across all cancers

Confirmatory Phase III trial to be planned with the Regulators

16 January 2006, London UK: Ark Therapeutics Group plc today announces the full analysis from the first safety and efficacy study of Vitor™ in cancer cachexia. The results are consistent with the preliminary results previously announced on 28 October 2005 and provide additional statistical confirmation. The study examined whether Vitor™ changes the pattern of cancer cachexia (unintentional weight loss) in three types of cancer: colorectal, non-small cell lung (NSCL) and pancreatic cancer. 200 patients with cancer cachexia were included in the study.

Full results from patients completing the study showed the reduction in the rate of cachexia in patients with NSCL and colorectal cancer following treatment with Vitor™ was statistically significant ($p<0.028$). Statistical significance was not achieved in patients with pancreatic cancer (the more aggressive of the cancers studied). The combined analysis of all three cancer types for the primary endpoint of overall weight loss showed that, whilst treated patients on average lost 29% less weight than untreated patients, the difference did not reach statistical significance ($p>0.05$). The statistical results in the primary endpoints were principally confounded by pancreatic cancer patients showing a different response from the other two cancer types and a large proportion (42%) of study non-completers causing high variability in the data. For the co-primary endpoint of hand grip strength across all cancers, Vitor™ treatment attenuated the reduction in mean hand grip strength by 42% compared with placebo but the results did not reach statistical difference. Statistical significance was reached in two secondary endpoints, extent of fatigue since last visit ($p<0.039$) and level of fatigue at the reporting time ($p<0.0072$).

Patients had lost an average of 15% body weight (av. 24 lbs) in the six months prior to entering the study. The rate of weight loss on entering the study slowed markedly in both treated and untreated groups. It is possible that because patients had lost so much weight prior to entry, they could lose little more; however, a 'study entry' effect may have existed. Nevertheless, the trial population lost an average of 2.3lbs during the 12 week period with treated patients losing an average of 1.91lbs and controls 2.68lbs. After four weeks in the study, the beneficial effect of Vitor™ on rate of weight change became evident in all cancer types. Pancreatic cancer patients on Vitor™ on average lost 0.020lbs/day from week 4 to week 12 with controls losing 0.061lbs/day and NSCL and colon cancer patients showed average net weight gains of +0.0025lbs/day on Vitor™ whilst controls lost 0.022lbs/day. The patients who had lost the most weight on study entry appeared to show the greatest response to Vitor™. The safety profile showed Vitor™ to be well tolerated and the study did not reveal any unexpected events.

Professor John Martin, Chief Scientific Officer at Ark, commented: *"These results are both scientifically and clinically encouraging. Although there is variation in the data across the cancer and patient types, there is a consistent difference in favour of the Vitor™ treatment group on virtually all clinical endpoints measured. We have therefore seen a definite therapeutic effect from Vitor™ and we now have to work with the understanding gained to refine how we assess this disease and take the product forward so that cachexia patients can benefit from the clinical effects Vitor™ produces. The potential for efficacy combined with an established safety profile makes Vitor™ a very promising agent."*

Dr David Eckland, R&D Director at Ark, added: *"Ark will now be working to apply the information gained from this study into the design of a confirmatory Phase III trial of Vitor™ in cancer cachexia and we expect to be discussing this with the regulators in the near future."*

For further information please contact:

Ark Therapeutics +44 (0)20 7388 7722
Dr Nigel Parker, Chief Executive Officer
Martyn Williams, Chief Financial Officer

Financial Dynamics +44 (0)20 7831 3113
David Yates / Davina Langdale

Notes to Editors

82-34804

Vitor™ and cachexia in cancer

Vitor™ is an oral small molecule therapy for the treatment of muscle wasting (cachexia), a secondary, often fatal, condition commonly seen in patients with cancer. The active ingredient was originally developed as a treatment for high blood pressure and is currently marketed in Japan and certain countries in Europe. Vitor™ has been shown to up-rate the ability of mitchondria to produce energy. In addition by working on the ubiquitin proteasome pathway, it prevents the breakdown of muscle proteins (actin and myosin) and reverses the impaired muscle protein production, which both occur as a result of the action of chemicals secreted by the cancer tumour and lead to the weight loss.

Ark Therapeutics Group plc

Ark is an emerging healthcare group (the "Group") now entering the commercialisation phase, with one product introduced into hospitals and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets and retains the right to market its lead products in the key North American and European markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom play leading roles in the Company's research and development programmes.

Ark's shares were successfully listed through an initial public offering on the London Stock Exchange in March 2004 (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, readers are cautioned not to rely on any forward-looking statement.

END

82-34804

Regulatory Announcement

Go to market news section

Company	Ark Therapeutics Group PLC
TIDM	AKT
Headline	Notice of Results
Released	11:12 19-Jan-06
Number	1621X

Date of Preliminary 2005 Results

London, UK, 19 January 2006: Ark Therapeutics Group plc's preliminary announcement of its Annual Results for the yea ending 31 December 2005, will be made on 9 March 2006.

For further information please contact:

Ark Therapeutics Group plc	
Nick Plummer, Company Secretary	+44 (0)20 7388 7722

END

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